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                                                        SEC File Number: 0-17158
                                                [PRIVATE]CUSIP Number: 031674203

                                  FORM 12b-25

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          NOTIFICATION OF LATE FILING

                                  (Check One)

                [X] Form 10-K and Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
                       [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR
                      For Period Ended: December 31, 1998

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                     For the Transition Period Ended: N/A

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information

         Full Name of Registrant:   AMNEX, Inc.
                                    --------------------------------
         Former name if applicable: N/A
                                    --------------------------------
         Address of Principal
         Executive Office (Street and Number):  145 Huguenot Street, Suite 401
                                                ------------------------------
                                                New Rochelle, New York 10801
                                                ------------------------------

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Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          [X]    (a) The reasons described in reasonable detail in Part
                  III of this form could not be eliminated without unreasonable effort or expense;

          [X]    (b) The subject annual report, semi-annual report,
                  transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The company is in the process of finalizing is evaluation of the carrying value of certain long lived assets under SFAS 121. The company is also negotiating with one of its lenders for a waiver for a certain technical covenant under its loan agreement with that lender. The Company expects to resolve the issues shortly.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Vincent Catrini                (914)                   235-1003
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         (Name)                      (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
         [X] Yes   [ ] No

                                     -2-

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
         subject report or portion thereof? [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit 1

                                  AMNEX, Inc.
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                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1999                          /s/ Vincent H. Catrini
                                              -----------------------
                                              Chief Financial Officer


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                                                                      Exhibit 1

Part IV.

Item 3.

The Company is in the process of finalizing its evaluation of certain long lived assets under SFAS 121. This evaluation will require review by the Company's independent auditors, and will be completed shortly. The completion of this evaluation will likely result in a charge against the Company's results of operations in the fourth quarter of 1998. Upon resolution of these aforementioned items, the Company anticipates completion of its annual audit shortly thereafter.